UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

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FORM 6-K

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REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November, 2021

Commission File Number: 001-40816

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Argo Blockchain plc
(Translation of registrant’s name into English)

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9th Floor

16 Great Queen Street

London WC2B 5DG

England

(Address of principal executive office)

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Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

INFORMATION CONTAINED IN THIS REPORT ON FORM 6-K

Item 1.01	Entry into a Material Definitive Agreement.

On November 12, 2021, Argo Blockchain plc (the “Company”) entered into an Underwriting Agreement with B. Riley Securities, Inc. as representative (the “Representative”) of the several underwriters named therein (together with the Representative, the “Underwriters”), providing for, among other things, the sale by the Company and the purchase by the Underwriters, acting severally and not jointly, of $40,000,000, in the aggregate, of the Company’s 8.75% Senior Notes due 2026 (the “Notes”). In addition, the Underwriting Agreement grants the Underwriters a 30-day option to purchase from the Company up to an additional $6,000,000 aggregate principal amount of the Notes. The Underwriting Agreement contains customary representations and warranties, agreements and obligations, and termination provisions.

The total net proceeds from the sale of the Notes are approximately $38,600,000 (after deducting underwriting discounts and commissions, but before other fees and estimated expenses). The Company intends to use the net proceeds from this Offering for general corporate purposes, the construction of, and purchase of mining machines for, its Texas cryptocurrency mining facility and potentially acquisitions of, or investments in, complementary businesses in the cryptocurrency and blockchain technology industries.

The Notes were registered pursuant to the Company’s Registration Statement on Form F-1 (File No. 333-260857), initially filed by the Company with the Securities and Exchange Commission (the “Commission”) on November 8, 2021, as amended by that Amendment No. 1 filed with the Commission on November 10, 2021 and declared effective by the Commission on November 12, 2021. The offering of the Notes is expected to close on November 17, 2021, subject to customary closing conditions.

The foregoing description of the Underwriting Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Underwriting Agreement, a copy of which is attached to this Current Report on Form 6-K as Exhibit 1.1 and is incorporated herein by reference.

EXHIBIT INDEX

Exhibit No.	Description
1.1	Underwriting Agreement, dated November 12, 2021, between Argo Blockchain plc and B. Riley Securities, Inc., as representative of the several underwriters named therein

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ARGO BLOCKCHAIN PLC

Date: November 12, 2021

By:	/s/ Peter Wall
Name: Peter Wall
Title: Chief Executive Officer